PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

07028374

19th November 2007

SEC Mail Processing
RECEIVED
WASH. DC
160
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 19th November 2007.

"Signature of Heads of Agreement for 2nd Gas Contract into Singapore"

Yours faithfully

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

G. Cunliffe

for Stephen Huddle
Company Secretary

Enc

11/30

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Signature of Heads of Agreement for 2nd Gas Contract into Singapore

Indonesia
Premier is pleased to announce that it has signed a Heads of Agreement with Sembcorp Gas Pte Ltd for the sale of further quantities of gas into the Jurong petrochemical complex in Singapore.

Detailed negotiations will now commence to conclude a gas sales agreement for a "life of field" contract with plateau gas deliveries at a rate of 90 billion British thermal units ("BBtu") per day commencing in 2010.

Premier and its Partners will be providing gas initially from the Gajah Baru discovery with subsequent gas most likely from subsea developments at Naga and Iguana, all in Premier's operated Natuna Sea Block A offshore Indonesia. Gas will be delivered to Singapore via the existing West Natuna Transport System ("WNTS") pipeline.

Premier expects to complete further agreements to deliver additional gas to Indonesia from the same contract area shortly. The initial quantities are up to a maximum rate of 35 BBtu per day, with an option for a further 20 BBtu per day at a later date, for use in power generation in Batam.

Premier (28.67%) operates Natuna Sea Block A on behalf of its Partners, Kufpec (33.33%), Hess (23%) and Petronas (15%).

Simon Lockett, Premier's Chief Executive, commented:

"We are delighted to announce the signature of this agreement for a second gas sale into Singapore. This agreement, when taken together with the signature of the Heads of Agreement on North Sumatra Block A that was announced by Premier recently, represents a significant milestone not only for this project but also towards delivering Premier's production target of 50,000 boepd in 2010".

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Neil Hawkings

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes to editors
Premier is the operator of Natuna Sea Block A with a 28.67% interest and Natuna Sea Block A is a 36.9% owner of the WNTS pipeline. Premier also holds an 18.75% interest in the Kakap field.

Since January 2001, Premier has supplied gas from Natuna Sea Block A for domestic power generation through the WNTS pipeline into Singapore. At present, gas production from Natuna Sea Block A is around 130 BBtu per day.

On 2nd November 2007, Premier announced the signing of a Heads of Agreement for a gas sale with PT Pupuk Iskandar Muda ("PIM"), a state owned urea fertiliser company of the Republic of Indonesia, to supply 110 BBtu per day from North Sumatra Block A for the period of about seven years starting from 2010 to PIM fertiliser plants.

END